Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.

Commission File No.: 000-55424

The following reminders are being mailed to stockholders of Pacific Oak Strategic Opportunity REIT II, Inc.

***************

REMINDER MAILING 1

Dear Stockholder,

We are following up on proxy materials that were recently sent to you regarding the 2020 Special Meeting of Stockholders of Pacific Oak Opportunity REIT II, Inc. These materials describe the proposals and ask for your vote on these important matters.

Our records indicate that we have not received your vote. By voting prior to the October 1, 2020 meeting date, you can help avoid additional costs associated with soliciting votes.

Once you cast your vote, your name will be removed from further contact regarding this meeting.

Your vote is important, no matter how many shares you own, in order for us to reach the required number of votes to hold the meeting and pass each proposal.

Below is a link to the secure internet voting site:

http://www.proxypush.com/pacoak

Your Voting Control Number is:

To vote your shares, you may also call the toll-free number 1-888-709-1302 to speak to a live representative Monday through Friday between 9:00 a.m. and 6:00 p.m. EDT.

PLEASE VOTE YOUR PROXY NOW!

Thank you for your prompt attention to this matter.

Pacific Oak Strategic Opportunity REIT II, Inc.

REMINDER MAILING 2

Your vote is needed for the Pacific Oak Strategic Opportunity REIT II, Inc.

Special Meeting of Stockholders to be held on October 1, 2020.

PLEASE VOTE NOW

Dear Stockholder,

We are following up on proxy materials that were recently sent to you regarding the 2020 Special Meeting of Stockholders of Pacific Oak Strategic Opportunity REIT II, Inc. These materials describe the proposals and ask for your vote on these important matters.

Our records indicate that we have not received your vote. By voting prior to the October 1, 2020 meeting date, you can help avoid additional costs associated with soliciting votes. Additionally, this account will be removed from further contact regarding voting for this meeting.

Your vote is important, no matter how many shares you own, in order for us to reach the required number of votes to hold the meeting and pass each proposal.

Choose one of the options below to record your very important vote:

•	Internet voting – refer to the instructions on your enclosed ballot.

•	Mail – return your ballot in the enclosed pre-paid Business Reply Envelope

•	Touch-tone telephone voting – refer to the instructions on your enclosed ballot.

OR

•	To speak with a live representative – Call (888) 709-1302 (toll free) Monday through Friday – between 9:00 a.m. and 6:00 p.m. EDT.

When you call this number, you will speak with a representative of Mediant Communications, the firm assisting Pacific Oak in gathering votes.

**Please be sure to have your ballot with your control number in hand when calling**

To view the proxy materials online, please follow the instructions on the enclosed ballot.

After careful consideration, the Board of Directors unanimously recommends that stockholders vote “FOR” each of the proposals.

Sincerely,

Pacific Oak Strategic Opportunity REIT II, Inc.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE

INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).